                                                                    Exhibit 99.2
                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             WASHINGTON, D.C. 20429
                             ----------------------

                                    FORM F-2

                      ANNUAL REPORT UNDER SECTION 13 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended                               FDIC Certificate Number
   December 31, 1995                                            22051-5
-------------------------                               -----------------------

                             ABINGTON SAVINGS BANK
                             ---------------------
                (Exact name of Bank as specified in its charter)

      Massachusetts                                          04-1012420
-------------------------------                          -------------------
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)


533 Washington Street, Abington, Massachusetts                         02351
----------------------------------------------                       ----------
      (Address of principal office)                                  (Zip Code)


                                 (617) 982-3200
                 ----------------------------------------------
                 (Bank's telephone number, including area code)


Securities registered under Section 12(b) of the Act:  None
Securities registered under Section 12(g) of the Act:
Title of Class:  Common Stock, par value $0.10 per share

Indicate by check mark if the Bank, as a "small business issuer" as defined under 17 CFR 240.12b-2, is providing alternative disclosures as permitted for small business issuers in this Form F-2. [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 10 is not contained herein, and will not be contained, to the best of the Bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form F-2 or any amendment of this Form F-2. [X]

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

The aggregate market value of the voting stock held by non-affiliates of the Bank based on the closing sales price for the Bank's Common Stock on February 29, 1996, as reported by the Nasdaq Stock Market, was $28,204,000.

The number of shares outstanding of each of the Bank's classes of Common Stock, as of the latest practicable date is:

Class:  Common Stock, par value $0.10 per share
Outstanding as of February 29, 1996:  1,883,738 shares

                       DOCUMENTS INCORPORATED BY REFERENCE
                       -----------------------------------

     Information required by Part II (Items 6, 7 and 8) of this Form is incorporated by reference herein from the Bank's Annual Report to Stockholders for the year ended December 31, 1995 (the "Annual Report").

     Information required by Part III (Items 9 and 10) of this Form is incorporated by reference herein from the Bank's definitive proxy statement (the "Proxy Statement") relating to the 1996 Annual Meeting of Stockholders of the Bank.


                                     PART I
                                     ------

Item 1.  Business.
------   --------

General
-------

     Abington Savings Bank (the "Bank") is a Massachusetts-chartered savings bank which was founded in 1853. From February 1, 1988 until December 29, 1992, the Bank operated in a holding company structure as the wholly-owned subsidiary of Abington Bancorp, Inc., which was liquidated on that date.

     The Bank is engaged principally in the business of attracting deposits from the general public, borrowing funds and investing those deposits and funds. The Bank makes various types of real estate loans, residential construction loans, consumer loans and investments in securities. The Bank offers a variety of deposit accounts to individuals and commercial customers.

     The Bank presently has four wholly-owned subsidiaries: Holt Park Place Development Corporation and Norroway Pond Development Corporation, which own properties being marketed for sale; ABBK Corporation, which invests in real estate development limited partnerships engaged in qualified housing projects; and Abington Securities Corporation, which invest primarily in United States Government obligations and obligations of related agencies. Two subsidiaries were dissolved during 1995.

     The Bank has grown from $229.9 million in assets and $152.8 million in deposits at December 31, 1991 to $460.5 million in assets and $280.1 million in deposits at December 31, 1995. Deposits in the Bank have been insured by the Federal Deposit Insurance Corporation ("FDIC") since 1975. Deposits are insured by the Bank Insurance Fund of the FDIC up to FDIC limits (generally $100,000 per depositor) and by the Depositors Insurance Fund of the Mutual Savings Central Fund, Inc. (the "Depositors Insurance Fund" or "Central Fund") for the portion of deposits in excess of that insured by the FDIC.

     In June, 1992, the Bank acquired the deposits and certain assets of the former Landmark Bank for Savings ("Landmark") from the FDIC, as receiver. In addition, on June 3, 1994, the Bank acquired Hull Co-Operative Bank ("Hull") by merger. On June 26, 1995, the Bank acquired the deposits and certain assets and other liabilities of the Holbrook branch of The First National Bank of Boston. These recent acquisitions are consistent with the Bank's ongoing strategy of planned growth which will enable the Bank to have a greater regional presence.

     In March, 1994 the Bank reinstated its policy of paying cash dividends given management's and the Board's determination that the Bank had returned to a consistently profitable level. The Bank declared a $.10 quarterly cash dividend payable in April, 1994. Since that time the Bank has declared cash dividends in each successive quarter amounting to $.10 per share.

Market Area and Offices
-----------------------

     The Bank considers its primary service area to be Plymouth and parts of Norfolk County, Massachusetts, primarily the towns of Abington, Halifax, Kingston, Whitman, Hull, Holbrook and Pembroke, where it has banking offices, and nearby Rockland, Duxbury, Scituate, Cohasset, Plympton, Brockton, Hanover, East Bridgewater, Plymouth, Carver, Weymouth, Bridgewater, Hanson, Braintree, Cohasset, Hingham, Holbrook, Marshfield, Milton, Norwell, Quincy, Randolph and Scituate.

     The Bank has its corporate headquarters in Abington, Massachusetts, and branch offices in Abington, Halifax, Whitman, Pembroke, Kingston, Holbrook and Hull, Massachusetts. The Bank provides the full range of its services at each of these offices. A Loan Center is operated in Abington. The Bank has an additional branch office at the Abington High School which is open on a part-time basis.

Lending Activities
------------------

     GENERAL. Loans currently originated and purchased for the Bank's own portfolio primarily have terms to maturity or repricing of fifteen years or less, such as residential construction loans, adjustable-rate and fixed-rate mortgages on owner-occupied residential property. See "Item 7 - Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Liquidity and Capital Resources" for discussion of Bank's asset-liability strategy. The Bank also originates one-year and three-year adjustable-rate mortgages on non-owner-occupied residential property as well as commercial real estate loans. In recent years, commercial real estate or commercial construction lending has not been a primary source of loan originations, although the Bank does anticipate a greater emphasis in 1996 and beyond for this type of loan origination. The Bank has stressed the origination of shorter-term 15-year fixed rate residential mortgage loans for its own portfolio in connection with the asset/liability management of the Bank. (See "Lending Activities-Residential and Commercial Construction and Commercial Real Estate Loans.") At December 31, 1995, the

Bank's loan portfolio included $146.2 million in fixed-rate mortgage loans of which $3.0 million were held for sale.

     The Bank's net loan portfolio, including loans held for sale, totaled $260.6 million at December 31, 1995, representing approximately 56.6% of its total assets. The majority of the Bank's loans are secured by real estate and are made within Plymouth County, although the Bank also makes loans in other areas of Massachusetts. On occasion, loans have been made outside of Massachusetts and purchased mortgage loans at times are on properties outside of Massachusetts. Loans purchased outside of Massachusetts are well seasoned to ensure an adequate payment history has been taken into consideration. The Bank originated $2.9 million in commercial loans, $1.6 million in commercial real estate loans and $71.9 million in residential first mortgage loans during the year ended December 31, 1995. Of the latter amount, loans aggregating $34.7 million were retained for the Bank's own portfolio of which approximately $3.0 million were held for sale at December 31, 1995, and loans aggregating $37.2 million were sold in the secondary market. As of December 31, 1995, loan commitments to potential borrowers of $10.3 million were outstanding. In addition, as of December 31, 1995, the Bank had committed to advance $2.5 million under existing construction loans and $11.4 million under existing lines of credit (including home equity loans).

     RESIDENTIAL LOANS. The Bank's current residential first mortgage loan activities concentrate primarily on origination and purchase of fixed-rate and one- and three-year adjustable-rate mortgages. The Bank currently sells in the secondary market most longer term fixed-rate and some adjustable-rate first mortgage loans on owner-occupied residential property. The Bank usually sells packages of loans it has originated to investors on a non-recourse basis while retaining the servicing rights on such loans. The Bank receives annual loan servicing fees generally ranging from .25% to .425% of the principal balance of the loans plus all late charges. At December 31, 1995, the Bank's loan servicing portfolio amounted to $253.0 million. The Bank also originates for its own portfolio adjustable-rate and fixed-rate mortgage loans on owner- and non-owner occupied residential property, with an amortization period of up to 30 years.

     As of December 31, 1995, the outstanding balance of residential first mortgage loans totaled $200.4 million or 75.6% of the gross loans in the Bank's loan portfolio. Residential first mortgage loans are typically written in amounts up to 80% of appraised value, although the Bank on occasion originates loans of up to 95% of value if the property is owner-occupied. Residential first mortgage loans with a loan-to-value ratio in excess of 80% are required to carry private mortgage insurance. Adjustable-rate mortgage loans to owner occupants of one- to four-family residential property are subject to certain requirements and limitations under guidelines issued by the Massachusetts Commissioner of Banks (the "Commissioner"), including limitations on the amount and frequency of changes in interest rates.

The Bank offers several types of residential second mortgage loans as described below:

          SECOND MORTGAGE LOANS WITH TERMS UP TO 15 YEARS. Interest rates on such loans generally are adjusted every 3 years. At December 31, 1995, the Bank had in its portfolio approximately $1.4 million of second mortgage loans secured by the equity in the borrower's residence.

          HOME IMPROVEMENT LOANS IN AMOUNTS UP TO $15,000, AT FIXED INTEREST RATES WITH TERMS UP TO 5 YEARS. These loans, which are written in amounts of $5,000 or more, are generally secured by a second mortgage on the borrower's property. At December 31, 1995, the Bank had approximately $675,000 of home improvement loans.

          HOME EQUITY LOANS. The Bank offers home equity loans, which are revolving lines of credit secured by the equity in the borrower's residence. Interest rates on home equity loans are generally adjusted monthly although the Bank does offer fixed rate home equity loans. Home equity loans are currently written in amounts from $7,500 to $100,000, but not more than the difference between 75% of the appraised value of the property and the outstanding balance of the existing first mortgage. All home equity loans must have a current appraisal of the value of the mortgaged property at origination. At December 31, 1995, the Bank had in its portfolio approximately $16.6 million of outstanding home equity loans and unused commitments amounting to $11.4 million.

     RESIDENTIAL AND COMMERCIAL CONSTRUCTION AND COMMERCIAL REAL ESTATE LOANS. The Bank also originates residential construction loans and, from time to time, commercial construction and other commercial real estate loans. Most construction loans are for residential single-family dwellings. They are usually made for terms of no more than one year. In most cases, permanent financing is arranged through the Bank on properties for which the Bank has been the construction lender. At December 31, 1995, gross construction loans totaled $6.8 million, or 2.5% of the Bank's total loan portfolio.

     Commercial real estate loans generally relate to residential property that is not owner-occupied, although the Bank does make loans with respect to other types of commercial property. Commercial real estate loans are generally written for maximum terms of 20 years, and interest rates on these loans generally are adjusted monthly or annually. Currently, commercial real estate loans are written in amounts up to $2,000,000 and are generally not made outside the Massachusetts counties of Plymouth, Norfolk, Bristol and Barnstable. At December 31, 1995, the Bank had a total of $17.6 million of commercial real estate loans, or 6.6% of the Bank's total loan portfolio. The Bank plans on placing a greater emphasis on commercial real estate lending into 1996 in an attempt to expand the portfolio.

     Commercial construction and commercial real estate lending entails greater risk than residential mortgage (including residential construction) lending to owner occupants. Compared to residential mortgage loans to owner occupants, the repayment of these types of loans is more dependent on the underlying business and financial condition of the borrower and, in the case of construction loans, the economic viability of the project, and is more susceptible to adverse future developments. In recent years the Bank has not emphasized commercial real estate or commercial construction lending, primarily limiting commercial loan originations to existing Bank customers, although in 1996, given management's belief that the regional economy has begun to stabilize, a greater emphasis will be placed on commercial loan originations.

     In the late 1980s and early 1990s, the New England economy and the region's real estate market experienced a slowdown. As a result, the completion of real estate projects planned and begun under stronger market conditions was adversely affected. This slowdown was particularly evident in the New England condominium and commercial real estate markets, where an excessive inventory had a negative impact on prices. Slower sales at lower prices, in turn, affected the ability of some developers to repay or refinance their original construction or medium-term loan arrangements. Residential housing sales have also been subject to seasonal variation with the heaviest activity occurring in the late spring, summer and early fall. Recently, in the single family home sector, prices have stabilized and properties are not taking as long to sell. The Bank cannot predict the impact on future provisions for possible loan losses current or future market conditions may have. While there is evidence of stabilization in the regional economy and in the local residential real estate markets, it is difficult to predict to what extent such stabilization will continue.

     CONSUMER AND COMMERCIAL LOANS. The Bank also makes a variety of consumer and commercial loans, such as new and used automobile and boat loans, unsecured lines of credit, education loans, and passbook and stock-secured loans. Education loans are periodically sold in the secondary market. The Bank's consumer and commercial loans totaled $22.0 million at December 31, 1995, representing 8.2% of its total loan portfolio.

     In January of 1990 the Bank commenced an indirect automobile loan program. During 1995 the Bank discontinued the indirect automobile lending product line and placed a greater emphasis on direct consumer lending as a source of consumer loan originations. The Bank intends to continue to retain ownership of its existing indirect automobile portfolio which as of December 31, 1995 was approximately $10.0 million.

COMPOSITION OF LOAN PORTFOLIO. The following table shows the composition of the Bank's loan portfolio by type of loan.

                                                                    At December 31,
                              -----------------------------------------------------------------------------------------------
                                    1995                 1994              1993                 1992               1991
                              -----------------   -----------------  ----------------    ----------------    ----------------
                                        Percent            Percent   Percent             Percent              Percent
                                       to Gross            to Gross  to Gross            to Gross             to Gross
                              Amount    Loans     Amount    Loans     Amount    Loans     Amount    Loans     Amount    Loans
                              ------   --------   ------   --------  --------   -----    --------   -----     --------  -----
                                                                   (Dollars in thousands)

Mortgage loans:
  Conventional               $199,919    75.4%   $158,001    65.3%   $130,063    63.0%   $114,072    58.9%   $ 78,574    48.6%
  FHA and VA                      449      .2         606      .3         855      .4       1,144      .6         645      .4
  Second mortgages
    and home equity            18,027     6.8      19,756     8.2      20,487     9.9      23,396    12.1      25,322    15.7
  Commercial real estate       17,622     6.6      26,961    11.1      22,737    11.0      22,877    11.8      19,676    12.2
  Construction                  6,805     2.5       7,017     2.9       5,576     2.7       8,264     4.2       9,759     6.0
                                        -----    --------   -----    --------   -----    --------   -----    --------   -----

   Total mortgage loans       242,822    91.5     212,341    87.8     179,718    87.0      69,753    87.6     133,976    82.9
                                        -----               -----               -----               -----               -----
Less:
  Due to borrowers on
    incomplete loans           (2,499)             (2,850)             (4,133)             (4,629)             (2,208)
  Net deferred loan fees
    and unearned discounts       (940)             (1,005)               (980)               (908)               (793)
                             --------            --------            --------            --------            --------
   Subtotal                   239,383             208,486             174,605             164,216             130,975

Commercial loans:
  Unsecured lines of credit       477      .2         677      .2         609      .3         596      .3         783      .5
  Secured and unsecured         1,861      .7       1,772      .8       1,790      .9       1,528      .8       2,085     1.3
                             --------   -----    --------   -----    --------   -----    --------   -----    --------   -----

   Subtotal                     2,338      .9       2,449     1.0       2,399     1.2       2,124     1.1       2,868     1.8
                             --------   -----    --------   -----    --------   -----    --------   -----    --------   -----

Consumer loans:
  Indirect automobile          10,049     3.8      18,738     7.7      16,795     8.1      14,607     7.5      14,757     9.1
 Personal                       1,715      .6       1,726      .7       4,881     2.4       5,144     2.7       6,247     3.9
  Education                       728      .3         746      .3       1,095      .6        ,408      .2       2,016     1.2
  Passbook and stock secured    6,980       2     .65,320     2.2       1,328      .6       1,419      .7       1,406      .9
  Home improvement                675      .3         599      .3         297      .1         280      .2         291      .2
                             --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
   Total other loans           20,147     7.6      27,129    11.2      24,396    11.8      21,858    11.3      24,717    15.3
                                        -----               -----               -----               -----               -----
  Net deferred loan
    costs (fees)                  150                 395                 458                 382                 462
                             --------            --------            --------            --------            --------
   Subtotal                    20,297              27,524              24,854              22,240              25,179
                                                 --------            --------            --------            --------
Total loans                   262,018             238,459             201,858             188,580             159,022

Less allowance for
  loan losses                  (1,433)             (2,845)             (2,051)             (2,060)             (1,964)
                             --------            --------            --------            --------            --------
  Loans, net                 $260,585             235,614             199,807             186,520             157,058
                             --------            --------            --------            --------            --------

Add (recapitulation):
  Due to borrowers on
    incomplete loans            2,499               2,850               4,133               4,629               2,208
  Net deferred loan fees
   and unearned discounts         790                 610                 522                 526                 331
  Allowance for loan losses     1,433               2,845               2,051               2,060               1,964
                             --------            --------            --------            --------            --------
Loans, gross                 $265,307   100.0%   $241,919   100.0%   $206,511   100.0%   $193,735   100.0%   $161,561   100.0%
                             ========   =====    ========   =====    ========   =====    ========   =====    ========   =====


     ORIGINATION AND UNDERWRITING. Loan originations are developed by the Bank's officers and lending personnel from a number of sources, including referrals from realtors, builders, attorneys, customers and Directors. The Bank employs five loan officers who are paid a base salary plus performance bonuses for loans originated for the Bank. The Bank pays commissions to certain unaffiliated third party mortgage brokers for 1-4 family residential loan originations. Loans originated by these mortgage brokers are loans which are originated and sold in the secondary mortgage market. Consumer loan services are solicited by direct mail to existing customers. Advertising media is also used to promote loans.

     Applications for all types of loans offered by the Bank are taken at all of the Bank's offices and referred to the Bank's Abington loan center or commercial loan division for processing. The Bank's loan underwriting process varies somewhat with the type of the loan, but generally includes the use of credit applications, property appraisals and verification of an applicant's credit history, and analysis of financial statements, employment and banking relationships to the extent management deems appropriate in the circumstances.

     In general, all loans (or total borrower indebtedness) in excess of the loan authorities of individual loan officers require the approval of the Executive Committee of the Bank's Board of Directors, up to a maximum of $2 million. Loans or total indebtedness in excess of $2 million require the approval of the Board of Directors. The management comprised Credit Committee generally must approve all commercial loans greater than or equal to $250,000, commercial loans secured by real estate up to $750,000 and residential loans of $1 million or more. Loans to Bank insiders are subject to different approval procedures. All loans to Directors or executive officers must be approved by the full Board of Directors. Loans to insiders other than Directors or executive officers or their interests in an amount less than $50,000 may be approved by the Executive Committee. Any loan request by a Director (or any related interest of a Director) regardless of amount requires the approval of the full Board of Directors, after review by management, with the Director in question absent from the meeting during the discussion and voting on the proposal.

     The Bank currently receives origination fees on most new first mortgage loans which it originates. Fees to cover the costs of appraisals and credit reports are also collected. In addition, the Bank collects late charges on real estate loans.

     It is the Bank's policy to require on-site inspections before releasing funds on construction loans. Inspections on construction loans are generally performed by third-party inspectors.

     In most cases, the Bank requires the residential first mortgage loans it originates to meet Federal National Mortgage Association and Federal Home Loan Mortgage Corporation standards in order to provide for the flexibility to sell such loans in the secondary market.

     The following table shows the Bank's loans by maturity or repricing interval at December 31, 1995.

                                                     At December 31, 1995
                                         ---------------------------------------------
                                          Within       1 - 5      Over 5
                                          1 Year       Years      Years         Total
                                         -------       -----      ------       -------
Conventional mortgages.................. $ 62,437     $103,197    $33,794     $199,428
Commercial real estate loans............   14,983        2,639         --       17,622
Second mortgages and home equity........   15,400        1,843        784       18,027
Construction, net ......................    4,306           --         --        4,306
Commercial loans........................      556          696      1,086        2,338
Other loans.............................    9,406       10,417        474       20,297
                                         --------     --------    -------     --------
   Total                                 $107,088     $118,792    $36,138     $262,018
                                         ========     ========    =======     ========
   Percent of total                          40.9%        45.3%      13.8%       100.0%


     The composition of fixed-rate and adjustable-rate loans, excluding other loans, by maturity or repricing interval at December 31, 1995 was as follows:

                                                     At December 31, 1995
                                         ---------------------------------------------
                                          Within       1 - 5      Over 5
                                          1 Year       Years      Years         Total
                                         -------       -----      ------       -------
                                                        (In thousands)

Fixed-rate residential mortgages ....... $ 30,857     $ 76,451    $34,578     $141,886
Construction loans, net - all fixed.....    4,306           --         --        4,306
Adjustable-rate residential mortgages...   46,980       25,589         --       75,569
Commercial real estate loans - all
   variable rate........................   14,983        2,639         --       17,622
Commercial loans - all variable rate....      556          696      1,086        2,338
                                         --------     --------    -------     --------

Total fixed and adjustable-rate loans... $ 97,682     $108,375    $35,664     $241,721
                                         ========     ========    =======     ========

     NON-PERFORMING ASSETS. The Bank attempts to manage its loan portfolio so as to recognize problem loans at an early point in order to manage each situation and thereby minimize losses. The Bank generally commences internal collection efforts once a loan payment is more than 15 days past due. Interest on loans is generally not accrued when the interest on the loan is not paid for a three month period and/or in the judgment of management, the collectibility of the principal or interest becomes doubtful. When a loan is placed on a non-accrual status, all interest previously accrued but not collected is reversed against interest income in the current period. Those loans that continue to accrue interest after reaching a three month delinquency status generally include only consumer loans, although, on occasion, some residential mortgage loans have been included. Real estate acquired by foreclosure and other real estate owned is stated at the lower of the carrying value of the underlying loan or the estimated fair value less estimated selling costs. For further discussion of non-performing assets, see "Item 7 Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

     During 1995, the Bank's management and Board of Directors evaluated the feasibility of a sale, at a discount, of a group of approximately $9.2 million of non-performing and high maintenance loans. These loans consisted of approximately $5.7 million of loans which were on non-accrual and certain other loans which, although performing, were expected to require a higher than average level of management attention and out of pocket costs in order to maintain performance and/or to potentially foreclose upon or workout. The Bank entered into a definitive agreement with a third party to sell the loans, and consummated the transaction during the fourth quarter of 1995. Those loans were sold at approximately 64% of par. The loss associated with this sale was reflected as a charge-off to the allowance for possible loan losses which necessitated an additional provision for possible loan losses of $1,654,000 in 1995.

     At December 31, 1995, non-performing assets were .4% of total assets, compared with 1.6% and 2.3% at December 31, 1994 and 1993, respectively.

The following table sets forth non-performing assets at the dates indicated:

                                                                         At December 31,
                                                        -----------------------------------------------
                                                         1995      1994      1993      1992       1991
                                                        ------    ------    ------    ------     ------
Loans accounted for on a non-accrual basis............  $  485    $5,249    $4,957     $7,239    $4,354
Accruing loans past due 90 days or more
  as to principal or interest ........................     243       153       322        195        13
                                                        ------    ------    ------    -------    ------
  Total non-performing loans..........................     728     5,402     5,279      7,434     4,367
Troubled debt restructurings, not included in
  non-accrual loans...................................      --        --        --         --        --
Real estate acquired by foreclosure and other real
 estate owned ........................................   1,070     1,272     2,561      3,394     4,936
                                                        ------    ------    ------    -------    ------
Total non-performing assets...........................  $1,798    $6,674    $7,840    $10,828    $9,303
                                                        ======    ======    ======    =======    ======

     At December 31, 1995, impaired loans totaling $114,000 required an allocation of $35,000 of the allowance for possible loan losses. The remaining impaired loans did not require any allocation of the reserve for possible loan losses.

     During 1995, the average balance of impaired loans was approximately $3,733,000. The total amount of interest income recognized on impaired loans during 1995 was approximately $284,000, which approximated the amount of cash received for interest during that period.

     If non-performing loans had been paying in accordance with their original terms, approximately $297,000 of additional interest income would have been recorded in 1994. During the year ended December 31, 1994, $147,000 was actually recognized in interest income on loans accounted for on a non-accrual basis, respectively. The Bank has no commitments to lend additional funds to borrowers whose loans have been deemed to be impaired.

     ALLOWANCE FOR POSSIBLE LOAN LOSSES. The following table summarizes changes in the allowance for possible loan losses and other selected statistics for the years indicated:
                                                              Years Ended December 31,
                                         ----------------------------------------------------------------
                                           1995          1994          1993          1992          1991
                                         --------      --------      --------      --------      --------
                                                                 (Dollars in thousands)
Balance, beginning of year               $  2,845      $  2,051      $  2,060      $  1,964      $  3,472
Loans charged off:
  Real estate - residential                 1,090           245            30           344           301
  Real estate - commercial                  2,496            88           687           369           460
  Real estate - construction                   --            --            --            --         1,040
  Commercial                                   18            22            --            54           340
  Consumer                                    273            66            64           100            95
                                         --------      --------      --------      --------      --------
                                            3,877           421           781           867         2,236
                                         --------      --------      --------      --------      --------
Loan recoveries:
  Real estate - residential                    32            --             9             5            --
  Real estate - commercial                    145             1            14             3            --
  Real estate - construction                   --             6            --            --           105
  Consumer                                     55            16            21            25            20
  Commercial                                   --             5             8            --             3
                                         --------      --------      --------      --------      --------
                                              232            28            52            33           128
                                         --------      --------      --------      --------      --------
Net charge-offs                             3,645           393           729           834         2,108
                                         --------      --------      --------      --------      --------
Reserves acquired from Hull                    --           577            --            --            --

Provision charged to operations             2,233           610           720           930           600
                                         --------      --------      --------      --------      --------

Balance, end of year                     $  1,433      $  2,845      $  2,051      $  2,060      $  1,964
                                         ========      ========      ========      ========      ========
Average loans out standing, net          $243,949      $222,313      $191,502      $177,952      $151,237
                                         ========      ========      ========      ========      ========
Ratio of net charge-offs to average
 loans outstanding, net                      1.49%          .18%          .38%          .47%         1.39%
                                         ========      ========      ========      ========      ========
Ratio of allowance for possible loan
  losses to gross loans at year end           .55%         1.18%          .99%         1.06%         1.22%
                                         ========      ========      ========      ========      ========
Ratio of allowance for possible loan
  losses to non-performing loans           196.84%        52.67%        38.85%        27.71%        44.97%
                                         ========      ========      ========      ========      ========

The following table summarizes the allocation of the allowance for possible loan losses for the years indicated:

                                                                At December 31,
                           ----------------------------------------------------------------------------------------
                                1995              1994             1993             1992                1991
                           ---------------  ----------------  ----------------  ----------------  -----------------
                                  Percent           Percent           Percent           Percent            Percent
                                  of loans          of loans          of loans          of loans           of loans
                                  to gross          to gross          to gross          to gross           to gross
                           Amount  loans    Amount   loans    Amount   loans    Amount   loans    Amount    loans
                           ------ --------  ------  --------  ------  --------  ------  --------  ------   --------
                                                             (Dollars in thousands)
Real estate - residential  $ 245    82.4%   $  348    73.8%   $  257    73.3%   $  189    71.6%   $  323     64.7%
Real estate - commercial      50     6.6       433    11.1       257    11.0       483    11.8       282     12.2
Real estate - construction    --     2.5        --     2.9        --     2.7        --     4.2        25      6.0
Commercial                    --      .9        --     1.0        --     1.2        --     1.1        25      1.8
Consumer                      25     7.6       175    11.2       200    11.8        91    11.3        92     15.3
Unallocated                1,113             1,889     N/A     1,337     N/A     1,297     N/A     1,217      N/A
                           -----   -----    ------   -----    ------   -----    ------   -----    ------    -----
 Total                     1,433   100.0%   $2,845   100.0%   $2,051   100.0%   $2,060   100.0%   $1,964    100.0%
                           =====   =====    ======   =====    ======   =====    ======   =====    ======    =====



     The Bank establishes its allowance for loan losses primarily through periodic credit reviews. The Bank assigns loans to risk categories based on the type of loan and its classification under current regulatory guidelines. Each category is assessed for risk of loss based on a variety of factors, including, without limitation, historical experience and management's judgment of the credits making up the category, the level of loans on non-accrual status, strength or weakness of real estate markets and other delinquency factors. The allowance for possible loan losses is allocated among certain risk categories based upon specific loans as to which the Bank allocates reserves. The unallocated reserves are comprised of general reserves allocated among various risk categories based upon various factors including net charge-off history. The unallocated reserve also includes a difference between the general and allocated reserves and total reserve. The Bank considers commercial real estate and commercial loans to have a higher risk of loss than residential mortgage loans. Second mortgage and home equity loans also represent a higher risk than first mortgage residential loans.

     The Bank's provision for possible loan losses in 1995 was $2,233,000, compared to $610,000 and $720,000 in 1994 and 1993, respectively. The increased provision in 1995 resulted from the sale of certain non-performing and high maintenance loans. The loss associated with that sale was reflected as a charge-off to the allowance for possible loan losses with an associated special provision for possible loan losses of $1,654,000 in 1995. The remaining $579,000 provision for possible loan losses was due to, among other things, growth in the Bank's loan portfolio, and management's and the Board of Directors' assessment of the risk of loss due to market conditions, particularly in the commercial real estate market. The Bank views the level of delinquent loans, which improved during 1995, as one of the more important factors in determining the allowance for loan losses. The New England real estate market has shown some signs of mild recovery. The Bank believes, however, that the market and economy still show signs of weakness. Given this situation, a continuation of provisions to its loan loss reserve during 1996 is warranted. There are uncertainties regarding future events, particularly in light of the current New England economy and slowly recovering regional real estate market. It is possible that future events could result in additional future charge-offs, and changes in the levels of the allowance for loan losses and loans on non-accrual.

Investment Activities
---------------------

     At December 31, 1995, the Bank's investment securities portfolio, including marketable equity securities and Federal Home Loan Bank ("FHLB") stock, has a carrying value of $33.3 million and included bond investments of $4,316,000 which contractually mature within one year. This portfolio generated $1,536,000 of interest income and $574,000 of dividend income which is comprised primarily of dividends on FHLB stock. Investment net security gains of $141,000 were recognized during the year ended December 31, 1995 compared to $60,000 in the corresponding period of 1994.

     The Bank owns mortgage-backed investments with a carrying value at December 31, 1995 of $138.9 million. This compares to balances as of December 31, 1994 and 1993 of $133.9 million and $113.1 million, respectively. The recent increases in this portfolio reflect the slackened loan demand in Southeastern Massachusetts over the last few years coupled with the Bank's assumption of deposits from Bank of Boston's Holbrook branch in 1995 and overall growth strategies employed during the same period. Mortgage-backed investments were purchased at prices determined by the public securities market and have coupons generally ranging from 4% to 10%. In the Bank's experience, these investments have produced a high cash flow and have exhibited an average life substantially shorter than their contractual maturity. These investments are primarily financed with borrowings through the use of FHLB of Boston advances. The weighted average yield earned on mortgage-backed investments was 6.56% for the year ended December 31, 1995 compared to 6.07% for the corresponding period in 1994. This increase in yield reflects market conditions which resulted in higher interest rates for most of 1995 and a slowdown of prepayments on the Bank's mortgage-backed investments. The slowdown in prepayments, which have a positive impact on the Bank's portfolio, became less pronounced in the second half of 1995 resulting in slightly lower yields on the portfolio as the year progressed. Management anticipates this trend will continue into 1996 given the current interest rate environment. The Bank's strategy with recent growth in its mortgage-backed investment portfolio has been to invest in securities with a shorter average life and adjustable rate mortgage-backed investments.

     The Bank's investment portfolio is currently managed by the Bank's Executive Vice President with the assistance of an investment advisor in accordance with an investment policy established by the Board of Directors. The Bank's investments are subject to the laws of the Commonwealth of Massachusetts, including regulations of The Commissioner, and certain provisions of federal law.

     At December 31, 1995 the Bank's marketable equity securities portfolio had a carrying value of $3.0 million and was classified for as available for sale.

     Investment securities are classified in one of three categories and are accounted for as follows:

     - Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held for investment" securities and reported at amortized cost.

     - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings.

     - Debt and equity securities not classified as either held for investment or trading are classified as "available for sale" and reported at market value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of applicable income tax effects.

     The Bank had no securities classified as trading securities at December 31, 1995 and 1994.

     Mortgage-backed investments, held for investment, are stated at amortized cost reduced by principal payments with discounts and premiums being recognized in income by the interest method over the estimated duration of the investments.

     Gains and losses on the disposition of securities are computed using the specific identification method. Unrealized losses which are deemed to be other than temporary declines in value are charged to operations.

     The following table sets forth certain information regarding the carrying value of the Bank's investment portfolio, excluding mortgage-backed securities and Federal Home Loan Bank stock:
                                                                At December 31,
                                                       ---------------------------------
                                                        1995          1994        1993
                                                       -------      -------      -------
                                                             (Dollars in thousands)
Short-term investments ...........................     $    73      $    67      $    65
Federal funds sold ...............................          75           75           75
                                                       -------      -------      -------
Total ............................................     $   148      $   142      $   140
                                                       =======      =======      =======
Percent of total assets ..........................         .03%         .04%         .04%
Investment securities:
  U. S. Government and federal agency obligations,
  not at market in 1994 or 1993 ..................     $17,719      $13,387      $ 8,502
Other bonds and obligations, not at market in 1994
  or 1993 ........................................       5,221        7,261        2,070
                                                       -------      -------      -------
    Subtotal .....................................      22,940       20,648       10,572
Marketable equity securities, at market ..........       3,004          281           --
                                                       -------      -------      -------
Total investment securities ......................     $25,944      $20,929      $10,572
                                                       =======      =======      =======
Percent of total assets ..........................         5.6%         5.0%        3.04%



A schedule of the maturity distribution of investment securities held by the Bank, other than equity securities and FHLB stock, and the related weighted average yield, at December 31, 1995 follows:

                                       Within one     After one but     After five but     After ten
                                          year      within five years  within ten years      years
                                   ---------------  -----------------  ----------------  --------------
                                   Amor-  Weighted   Amor-   Weighted  Amor- Weighted    Amor-  Weighted
                                   tized   Average   tized   Average   tized  Average    tized   Average
                                   Cost    Yield     Cost     Yield    Cost    Yield     Cost     Yield
                                   -----  -------    -----   -------   -----  -------    -----  --------
                                                               (Dollars in thousands)

U. S. Government and federal
   agency obligations............. $1,300   5.55%    $3,891    4.90%   $3,488   7.04%    $   --       --%
Other bonds and obligations.......  3,016   7.34      2,137    5.96       737   7.39      8,390     6.75
                                   ------   ----     ------    ----    ------   ----     ------     ----
     Total                         $4,316   6.80%    $6,028    5.96%   $4,225   7.10%    $8,390     6.75%
                                   ======   ====     ======    ====    ======   ====     ======     ====



At December 31, 1995, the Bank has no concentration of securities with any one issuer with a book value exceeding ten percent of stockholders' equity, except for obligations of the U. S. Government and federal agencies.

Sources of Funds
----------------

     GENERAL. Deposits and borrowings are the Bank's primary sources of funds for investment. The Bank also derives funds from operations, amortization and prepayments of loans and sales of assets. Deposit flows vary significantly and are influenced by prevailing interest rates, money market conditions, economic conditions, location of Bank offices and competition.

     Deposits. Most of the Bank's deposits are derived from customers who work or reside in the Bank's primary service area. The Bank's deposits consist of passbook savings accounts, special notice accounts, NOW accounts, money market deposit accounts, club accounts, money market certificates, negotiated rate certificates and term deposit certificates. The Bank also offers Individual Retirement Accounts, which currently include a one-year variable rate account with monthly interest rate adjustments, a 2.5 year fixed-rate account, or a 3- or 4-year fixed-rate account. In addition, the Bank currently offers non-interest NOW accounts for commercial customers and individuals. Although in previous years the Bank has solicited brokered deposits, at December 31, 1995 there were no brokered deposits.

     At December 31, 1995, the Bank's outstanding certificates of deposit with balances in excess of $100,000 are scheduled to mature as follows:

                                                             (In thousands)
     Three months or less                                       $ 2,752
     Over three to six months                                     2,041
     Over six to twelve months                                    2,653
     Over twelve months                                           9,248
                                                                -------
                                                                $16,694
                                                                =======


     For information regarding the average amounts of and rates paid on deposit liabilities, see "Item 7 - Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations--Liquidity and Capital Resources."

     BORROWINGS. For a discussion of borrowings, see "Item 8 - Notes 9 and 10 to the Consolidated Financial Statements" and "Item 7 - Management's Discussion and Analysis of Consolidated Financial Condition and Results of
Operations--Liquidity and Capital Resources".

     INTEREST RATE HEDGE STRATEGY. For a discussion of the Bank's interest rate hedge strategy, see "Item 8 - Note 5 to the Consolidated Financial Statements" and "Item 7 - Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations--Liquidity and Capital Resources".

Other Activities
----------------

     SAVINGS BANK LIFE INSURANCE. The Bank sells savings bank life insurance as an agent but not as an issuer.

     OTHER. At each of its banking locations, the Bank offers safe deposit box services, an automated teller machine and drive-up banking services. The Bank also provides its borrowers the opportunity to purchase life, accident and disability insurance. The Bank offers investment services to its customers through FISCO Equity, Inc., a broker-dealer, which is an affiliated company of Financial Insurance Services, Inc., a Rhode Island-based company which does business in Massachusetts as FIS Insurance Agency, Inc. Fees are paid to the Bank based upon referrals of Bank customers to FISCO Equity, Inc. to purchase alternative investments, regardless of whether or not a sale is made to the customer.

     SUBSIDIARY CORPORATIONS. For a discussion of subsidiary corporations, see "Business--General."

Supervision and Regulation
--------------------------

     As an FDIC-insured, state-chartered bank, the Bank is subject to supervision and regulation by the Commissioner and the FDIC and is subject to periodic examination.

Competition
-----------

     The Bank faces substantial competition both in attracting deposits and in originating loans.

     Competition in originating loans comes generally from other thrift institutions, commercial banks, finance companies, insurance companies, other institutional lenders and mortgage companies. The Bank competes for loans principally on the basis of interest rates and loan fees, the types of loans originated, service and geographic location.

     In attracting deposits, the Bank's primary competitors are other savings banks, commercial banks and co-operative banks, credit unions, and money market mutual funds. Other competition for deposits comes from government securities as investments. The Bank's attraction and retention of deposits depends on its ability to provide investment opportunities that satisfy the requirements of investors with respect to rate of return, liquidity, risk and other factors. The Bank attracts a significant amount of its deposits from the communities in which its offices are located, and, accordingly, competition for these deposits comes principally from other thrift institutions and commercial banks located in the same geographic areas. The Bank competes for these deposits by attempting to offer competitive rates, convenient branch locations, and convenient business hours and by attempting to build an active, civic-spirited image in these communities.

     Financial institutions that are not now located within the Bank's market area may find entry in the Bank's market area attractive. Such entry could have an adverse effect on the Bank's growth or profitability. The Bank's potential competitors may have substantially greater financial and other resources than the Bank. In addition, increased competition for deposits has had an impact on the rates which the Bank pays on certificates of deposit.

Employees
---------

     As of December 31, 1995, the Bank had 96 full-time employees, consisting of 25 full-time officers and 71 full-time non-officers, as well as 86 part-time employees. None of the Bank's employees is represented by a union or other labor organization. The Bank provides its employees with a comprehensive range of employee benefit programs. Management believes that its employee relations are good.

Item 2.  Properties.
------   ----------

     The following table sets forth certain information relating to real estate owned or leased by the Bank at December 31, 1995.

                                                            Original    Lease
                                   Year           Owned      Lease      Renewal
                                  Opened        or Leased     Term      Option
                                  ------        ---------    -------    -------

Main Office:
  533 Washington St.
  Abington, MA                     1929           Owned          --         --

Branches:
  319 Monponsett Street
  Halifax, MA                      1975           Owned          --         --

  584 Washington St.
  Whitman, MA                       1992          Owned          --         --

  157 Summer Street
  Kingston, MA                     1995          Leased    20 years   10 years

  175 Center Street
  Pembroke, MA                     1992           Owned          --         --

  523 Nantasket Ave.
  Hull, MA                         1994          Leased    15 years         --

  778 S. Franklin St.
  Holbrook MA                      1995          Leased    10 years  2-5 years

Loan Center:
  536 Washington St.
  Abington, MA                     1989           Owned          --         --

Corporate Office:
  538 Bedford St.
  Abington, MA                     1995          Leased     2 Years    2 Years

Item 3.  Legal Proceedings.
------   -----------------


     The Bank is a defendant in various other legal claims incident to its business, none of which is believed by management, based on the advice of legal counsel, to be material to the consolidated financial statements.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------   --------------------------------------------------------------

     The following table sets forth certain information as of February 29, 1996 regarding each person known by the Bank to own beneficially more than 5% of the Bank's Common Stock, each Director and nominee for Director of the Bank, and all Directors and principal officers of the Bank as a group.

                                              Amount and
                                               Nature of         Percent
                                               Beneficial          of
          Name                                Ownership(1)       Class(2)
          ----                                -----------        -------

Dennis E. Barry and                            182,000       (3)   9.7%
Joseph L. Barry, Jr.
 c/o Hallamore Motor
     Transportation, Inc.
     795 Plymouth Street
     Holbrook, MA  02343

Genesis Financial Partners, L.P.               120,000       (4)   6.4
  3101 West Coast Highway, Suite 402
  Newport Beach, CA  92663

Abington Savings Bank                           95,918       (5)   5.1
Employee Stock Ownership
Trust (the "ESOP")
   James P. McDonough, Trustee
   Abington Savings Bank
   533 Washington Street
   Abington, MA  02351

James P. McDonough                              73,690       (6)   3.9
Joel S. Geller                                  65,249    (7)(8)   3.5
James J. Slattery                               37,336    (7)(9)   2.0
Wayne P. Smith                                  29,394   (7)(10)   1.6





Edward J. Merritt                               21,023   (11)        1.1
Robert J. Armstrong                             14,100    (7)(12)     .7
Bruce G. Atwood                                 13,542    (7)(12)     .7
Gordon N. Sanderson                             13,558    (7)(14)     .7
William F. Borhek                               11,215    (7)(15)     .6
Rodney D. Henrikson                             10,895    (7)(16)     .6
Ralph B. Carver, Jr.                            10,750   (17)         .6
A. Stanley Littlefield                           8,000    (7)(18)     .4
Jay Timothy Noonan                               8,000    (7)         .4


All Directors and principal
officers as a group (16
persons)                                       328,684    (19)      17.5%

-----------------


(1) Except as otherwise noted, all persons and entities have sole voting and investment power over their shares. All amounts shown in this column include shares obtainable upon exercise of stock options exercisable within 60 days of the date of this table.

(2)  Computed pursuant to 12 C.F.R. [section]335.403.

(3) The Bank has received a report on Schedule 13D, Amendment No. 3, dated February 22, 1990, stating that (i) Dennis E. Barry owns 84,750 shares as to which he has sole voting and dispositive power, (ii) Joseph L. Barry, Jr. owns 84,750 shares as to which he has sole voting and dispositive power, and (iii) Dennis E. Barry and Joseph L. Barry, Jr. jointly own 12,500 shares as to which they have shared voting and dipositive power. The
     Schedule 13D indicated that Messrs. Barry were each describing a relationship with other persons but were not affirming the existence of a group. Nevertheless, the Bank believes that Dennis E. Barry and Joseph L. Barry, Jr. may constitute a "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and that such group may be deemed to be the beneficial owner of the shares set forth in this table.

(4) The Bank has received a report on Form F-11, dated November 22, 1995 filed by Genesis Financial Partners, L.P. ("Genesis"), Gen. Fin, Inc. ("Gen Fin") and Stephen H. Gordon ("Mr. Gordon"), as filed with the FDIC, stating that Genesis owns 117,500 shares of the Bank's common stock (the "Genesis Shares"), as to which Gen Fin, the General Partner of Genesis, exercises exclusive voting control and dispositive powers. The Form F-11 indicates that Mr. Gordon is the President and sole director and shareholder of Gen Fin, in which capacity he exercises voting control and dispositive power over the Genesis Shares. In an Amendment No. 1 to Form F-11, dated February 9, 1996, Genesis stated that on November 27, 1995, it acquired an additional 2,500 shares of the Bank's common stock. Genesis has notified the Bank that it intends to present a shareholder proposal at the Annual Meeting.


(5) The Bank has received a report on Form F-11, dated March 10, 1994, from the ESOP. The ESOP was established as an employee benefit program for qualifying employees of the Bank. A committee of three Bank officers administers the ESOP and State Street Bank and Trust Company is the current trustee. Under the ESOP, the committee is required to solicit instructions from the ESOP participants with respect to voting shares that have been allocated to participants, and is required to follow those instructions in directing the trustee to vote the allocated shares. In addition, the trustee is required to vote unallocated shares in the same proportion as the trustee is directed to vote those shares for which instructions are given. Upon the direction of the committee, the trustee also exercises numerous other powers, including the right to sell or otherwise dispose of shares held by the ESOP.

(6) Includes 45,000 shares subject to currently exercisable options, 6,620 shares held in his self directed IRA, 14,384 shares owned jointly with his wife, 1096 shares owned by his wife in a self directed IRA and 201 shares held by his wife as custodian for each of his two children (402 shares total). Mr. McDonough disclaims beneficial ownership of the shares owned directly by his wife. Also includes 5,082 shares held by the ESOP as to which Mr. McDonough has the power to direct voting. Does not include 5,000 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) of the Common Stock is at least $19.25 per share, and does not include 5,000 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) is at least $23.80 per share.

(7) Includes 6,500 shares subject to currently exercisable options. Does not include for each person 750 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) of the Common Stock is at least $19.25 per share or 750 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) is at least $ 23.80 per share.

(8) Includes 1,000 shares owned jointly with his mother, 3,000 shares owned jointly with his wife, 1,784 shares owned directly by his wife, 844 shares owned by his son, 1,114 shares owned by his daughter, and 50,007 shares owned by a partnership in which Mr. Geller is a partner. Mr. Geller disclaims beneficial ownership of the 1,784 shares owned directly by his wife and the shares owned by his son and daughter.

(9) Includes 2,854 shares held in his IRA, 2,000 shares held as custodian for each of three children (6,000 shares total), 2,020 held as custodian for his son, 100 shares owned by his wife, 812 shares held in his wife's IRA, 50 shares held by his wife as custodian for his son and 12,825 shares owned by a corporation of which he is a principal owner. Mr. Slattery disclaims beneficial ownership of the shares held on behalf of his children and the shares owned by his wife.

(10) Includes 9,845 shares owned by his wife. Mr. Smith disclaims beneficial ownership of the shares owned by his wife.

(11) Includes 50 shares owned by his wife and 25 shares held as custodian for each of two sons (50 shares total). Also includes 4,338 shares held by the ESOP as to which Mr. Merritt has the power to direct voting. Does not include 4000 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) of Common Stock is at least $19.25 per share or 4000 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) is at least $23.80 per share.

(12) Includes 7,600 shares owned jointly with his wife.

(13) Includes 5,030 shares owned by his wife. Mr. Atwood disclaims beneficial ownership of shares owned by his wife.

(14) Includes 7,058 shares owned through a realty trust.

(15) Includes 3,709 shares owned jointly with his wife and 1,006 shares owned by his wife. Mr. Borhek disclaims beneficial ownership of the shares owned directly by his wife.

(16) Includes 4,195 shares owned by a corporation in which Mr. Henrikson is an officer, director and stockholder.

(17) Includes 10,000 shares owned jointly with his wife. Does not include 750 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) of the Common Stock is at least $19.25 per share or 750 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) is at least $ 23.80 per share.

(18) Includes 500 shares owned jointly with his wife.

(19) Includes 133,250 shares obtainable by exercise of currently exercisable options held by all Directors and principal officers as a group. Also includes 11,662 shares held by the ESOP as to which principal officers have the power to direct voting. Does not include 20,250 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) of the Common Stock is at least $19.25 per share and does not include 20,250 shares subject to options which by their terms are not exercisable until the fair market value (as defined in the option agreement) is at least $23.80 per share.

                                    PART II

Item 5.  Market for Bank's Common Stock and Related Security Holder Matters.
---- --  ------ --- ------ ------ ----- --- ------- -------- ------ --------

     The common stock of the Bank is currently listed on the Nasdaq Stock Market National Market System (NMS) under the symbol "ABBK".


     The table below sets forth the range of high and low sales prices for the stock of the Bank for the quarters indicated. Market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                         Price                 Dividends
                                High               Low         Declared
                                ----               ---         --------

      1996
1st quarter                     17 3/4            16 3/4         $ -
(through February 29, 1996)

      1995
4th quarter                     19                15 1/2         $.10
3rd quarter                     17                13 1/2         $.10
2nd quarter                     15 1/8            12 1/2         $.10
1st quarter                     15                12             $.10

      1994
4th quarter                     15 1/2            11 3/4         $.10
3rd quarter                     19 1/4            13 3/4         $.10
2nd quarter                     16 1/4            11 1/4         $.10
1st quarter                     12 1/2            10 1/4         $.10



     As of February 29, 1996, the Bank had approximately 921 stockholders of record who held 1,883,738 outstanding shares of the Bank's Common Stock. The number of stockholders indicated does not reflect the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms.

Item 6.  Selected Financial Data.
---- --  -------- --------- ----

     Information required by Item 6 of this Form is incorporated by reference herein from the section of the Bank's Annual Report entitled "Financial Highlights."


Item 7.  Management's Discussion and Analysis of Financial Condition and
---- --  ------------ ---------- --- -------- -- --------- --------- ---
         Results of Operations.
         ------- -- ----------

     Information required by Item 7 of this Form is incorporated by reference herein from the section of the Bank's Annual Report entitled "Management's Discussion and Analysis". Certain Guide 3 information which is required by Item 7 is included in Item 1 of this Report.


Item 8.  Financial Statements and Supplementary Data.
---- --  --------- ---------- --- ------------- ----

     Information required by Item 8 of this Form is incorporated by reference from the sections of the Bank's Annual Report entitled:

     Report of Independent Public Accountants

     Consolidated Balance Sheets

     Consolidated Statements of Operations

     Consolidated Statements of Changes in Stockholders' Equity

     Consolidated Statements of Cash Flows

     Notes to Consolidated Financial Statements


                                    PART III


Item 9.  Directors and Principal Officers of the Bank.
---- --  --------- --- --------- -------- -- --- ----

     Information required by Item 9 of this Form is incorporated by reference herein from the Bank's Proxy Statement.

Item 10.  Management Compensation and Transactions.
---- ---  ---------- ------------ --- ------------

     Information required by Item 10 of this Form is incorporated by reference herein from the Bank's Proxy Statement.


                                     PART IV

Item 11.  Exhibits, Financial Statement Schedules and Reports on Form F-3.
---- ---  --------- --------- --------- --------- --- ------- -- ---- ---

(a)  Contents

     (1)  Financial Statements. See Item 8 of this Report.

     (2) Financial Statement Schedules. The following consolidated financial schedules of the Bank are included in response to Part II, Item 8 of this Report:

             Schedule I - See Note 4 to the Consolidated Financial Statements.

             Schedule II - See Note 5 to the Consolidated Financial Statements.

             Schedule III - See Note 5 to the Consolidated Financial Statements.

             Schedule IV - See Note 6 to the Consolidated Financial Statements.

             Schedule V - See Appendix A to this Report.

             Schedule VI - See Note 5 to the Consolidated Financial Statements.

     (3)  Exhibits

          (1)(a) Amended and Restated Charter of the Bank is incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

          (1)(b) By-laws of the Bank are incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

          (1)(c) Agreement and Plan of Merger dated as of July 22, 1992 by and among Abington Bancorp, Inc., the Bank and Abington Securities Corporation is incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

          (2) Specimen stock certificate for the Bank's Common Stock is incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

          (3)(a)* Amended and Restated Special Termination Agreements between the Bank and each of James P. McDonough and Edward J. Merritt dated as of November 19, 1993 are incorporated by reference herein from the Bank's Annual Report on Form F-2 for the Year Ended December 31, 1993.

          (3)(b)* Amended and Restated Special Termination Agreement between the Bank and Donna L. Thaxter dated as of March 23, 1995 is incorporated by reference herein from the Bank's Annual Report on Form F-2 for the year ended December 31, 1995.

          (3)(c)* Special Termination Agreement between the Bank and Mario A. Berlinghieri dated as of January 29, 1996.

          (3)(d)* Incentive and Nonqualified Stock Option Plan, as amended, is incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

          (3)(e)* Executive Incentive Compensation Plan dated March 1993 is incorporated by reference herein from the Bank's Annual Report on Form F-2 for the Year Ended December 31, 1992.

          (3)(f)* Long Term Performance Incentive Plan is incorporated by reference herein from the Bank's Annual Report on Form F-2 for the Year Ended December 31, 1993.

          (3)(g) Agreement of Merger dated as of November 9, 1993 between the Bank and Hull Co-Operative Bank is incorporated by reference herein from the Bank's Current Report on Form F-3 for the month of November 1993.

          (3)(h) Agreement for Purchase and Sale of Assets and Assumption of Liabilities dated as of February 22, 1995 between The First National Bank of Boston and the Bank is incorporated by reference herein from the Bank's Current Report on Form F-3 for the month of June 1995.

          (3)(i) Lease for office space located at 538 Bedford Street, Abington, Massachusetts, used for the Bank's principal and administrative offices dated January 1, 1996. Northeast Terminal Associates, Limited owns the property. Dennis E. Barry and Joseph L. Barry, Jr., who beneficially own more than 5% of the Bank's Common Stock, are the principal beneficial owners of Northeast Terminal Associates, Limited.

          (3)(j) Dividend Reinvestment and Stock Purchase Plan is incorporated by reference herein from the Bank's Quarterly Report on Form F-4 for the Quarter Ended June 30, 1995.

          (4) A statement regarding the computation of earnings per share is included in Item 8 of this Report.

          (5)      Not applicable.

          (6) Annual Report to Stockholders for the Year Ended December 31, 1995 which is furnished for the information of the Federal Deposit Insurance Corporation only and is not deemed to be "filed" as part of this Report except to the extent expressly incorporated by reference herein.

          (7)      Not applicable.

          (8)      Not applicable.

          (9)      Subsidiaries of the Bank.

(b)  Reports on Form F-3

     None


[FN]

----------
*    Management contract or compensatory plan or arrangement.

                                   SIGNATURES


     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ABINGTON SAVINGS BANK

Date:  March 28, 1996

                                       By: /s/ James P. McDonough
                                          --------------------------------
                                          James P. McDonough
                                          President and Chief Executive Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


         Name                       Title                           Date
         ----                       -----                           ----



/s/ James P. McDonough          President and
--------------------------      Chief Executive Officer;        March 28, 1996
James P. McDonough              Director (Principal
                                Executive Officer)



/s/ Edward J. Merritt           Executive Vice President        March 28, 1996
--------------------------      and Chief Financial
Edward J. Merritt               Officer (Principal
                                Financial Officer)



/s/ Robert M. Lallo             Vice President-Treasurer        March 28, 1996
--------------------------      (Principal Accounting
Robert M. Lallo                 Officer)



/s/ Robert J. Armstrong         Director                        March 28, 1996
--------------------------
Robert J. Armstrong

--------------------------             Director             March 28, 1996
Bruce G. Atwood


/s/ William F. Borhek                  Director             March 28, 1996
--------------------------
William F. Borhek


/s/ Ralph B. Carver, Jr.               Director             March 28, 1996
--------------------------
Ralph B. Carver, Jr.


/s/ Joel S. Geller                     Director             March 28, 1996
--------------------------
Joel S. Geller


/s/ Rodney D. Henrikson                Director             March 28, 1996
--------------------------
Rodney D. Henrikson


/s/ A. Stanley Littlefield             Director             March 28, 1996
--------------------------
A. Stanley Littlefield


/s/ Jay Timothy Noonan                 Director             March 28, 1996
--------------------------
Jay Timothy Noonan


--------------------------             Director             March 28, 1996
Gordon N. Sanderson


/s/ James J. Slattery                  Director             March 28, 1996
--------------------------
James J. Slattery


/s/ Wayne P. Smith                     Director             March 28, 1996
--------------------------
Wayne P. Smith

                                                                     Appendix A
                                                                     ----------


                               INDEX TO APPENDICES


Item                                                                    Page
----                                                                    ----

11(a)(2)(i)         Report of Arthur Andersen LLP on
                    Consolidated Financial Statements at and for the three-year period ended December 31, 1995.

11(a)(2)(ii)        Report of Arthur Andersen LLP on Financial
                    Statement Schedules and Financial Statement
                    Schedule V.

                                INDEX TO EXHIBITS


Item                                                                    Page
----                                                                    ----

(1)(a)          Amended and Restated Charter of the Bank is              *
                incorporated by reference herein from the Bank's
                Current Report on Form F-3 for the Month of
                December 1992.

(1)(b)          By-laws of the Bank are incorporated by reference        *
                herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

(1)(c)          Agreement and Plan of Merger dated as of July 22,        *
                1992 by and among Abington Bancorp, Inc., the Bank and Abington Securities Corporation is incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

(2)             Specimen stock certificate for the Bank's Common         *
                Stock is incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

(3)(a)          Amended and Restated Special Termination Agreements      *
                between the Bank and each of James P. McDonough and Edward J. Merritt dated as of November 19, 1993 are incorporated by reference herein from the Bank's
                Annual Report on Form F-2 for the Year Ended
                December 31, 1993.

(3)(b)          Amended and Restated Special Termination Agreement       *
                between the Bank and Donna L. Thaxter dated as of March 23, 1995 is incorporated by reference herein from the Bank's Annual Report on Form F-2 for the year ended December 31, 1995.

(3)(c) Special Termination Agreement between the Bank and Mario A. Berlinghieri dated as of January 29, 1996.

(3)(d)          Incentive and Nonqualified Stock Option Plan, as             *
                amended, is incorporated by reference herein from the Bank's Current Report on Form F-3 for the Month of December 1992.

(3)(e)          Incentive Compensation Program.

(3)(f)          Long Term Performance Incentive Plan, as amended on
                May 25, 1995.

(3)(g)          Agreement of Merger dated as of November 9, 1993             *
                between the Bank and Hull Co-Operative Bank is incorporated by reference herein from the Bank's
                Current Report on Form F-3 for the month of November 1993.

(3)(h)          Agreement for Purchase and Sale of Assets and Assumption     *
                of Liabilities dated as of February 22, 1995 between The First National Bank of Boston and the Bank is incorporated by reference herein from the Bank's
                Current Report on Form F-3 for the month of June, 1995.

(3)(i) Lease for office space located at 538 Bedford Street, Abington, Massachusetts, used for the Bank's principal and administrative offices dated January 1, 1996. Northeast Terminal Associates, Limited owns the property. Dennis E. Barry and Joseph L. Barry, Jr., who beneficially own more than 5% of the Bank's Common Stock, are the principal beneficial owners of Northeast Terminal Associates, Limited.

(3)(j)          Dividend Reinvestment and Stock Purchase Plan is             *
                incorporated by reference herein from the Bank's
                Quarterly Report on Form F-4 for the Quarter Ended
                June 30, 1995.

(4)             A statement regarding the computation of earnings            *
                per share is included in Item 8 of this Report.

(5)             Not applicable.                                              *

(6)             Annual Report to Stockholders for the Year Ended
                December 31, 1995 which is furnished for the information of the Federal Deposit Insurance

                Corporation only and is not deemed to be "filed" as part of this Report except to the extent expressly incorporated by reference herein.

(7)             Not applicable.                                             *

(8)             Not applicable.                                             *

(9)             Subsidiaries of the Bank.



*  Previously filed